**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated November 6, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release: **AGA Results for the Third Quarter 2013 Announcement**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

06 November 2013

AngloGold Ashanti Q3 Earnings Jump on 12% Output Gain, 10% Cost Decline

- ❖ Gold production up 12% from previous quarter to 1,043koz; better than 950koz-1Moz guidance.
- ❖ Total cash costs $809/oz improve 10%; better than $860/oz-$890/oz guidance
- ❖ Annual cost and production guidance[1] maintained at 4.0Moz – 4.1Moz at $815/oz - $845/oz.
- ❖ Operating improvements recorded by all four operating regions and 9 of 10 countries.
- ❖ Corporate costs* fall by 26% from the previous quarter to $42m.
- ❖ Expensed exploration costs fall by 30% to $55m from the previous quarter.
- ❖ All-in sustaining costs** improved by 11% to $1,155/oz, from $1,302/oz the previous quarter.
- ❖ Cash flow from operating activities increased 128% from the previous quarter to $319m.
- ❖ Record safety performance: SA fatality free in Q3; Vaal River mines fatality free 14 months.
- ❖ Tropicana and Kibali projects started production on time and budget; ramp-up underway for both.
- ❖ Balance sheet strengthened; 7-year bond replaced convertibles maturing in 2014.

* Including administration, marketing and other expenses; ** Excluding second quarter stockpile impairments.

(PRESS – RELEASE: ANGLOGOLD ASHANTI) – AngloGold Ashanti today posted a strong set of results for the third quarter, which saw earnings jump on the back of a 12% rise in production and 10% drop in total cash costs from the previous quarter, as efficiency improvement initiatives began to bear fruit.

Gold production for the three months to September 30 rose to 1.043Moz at a total cash cost of $809/oz, compared with guidance of 950,000oz to 1Moz at $860/oz to $890/oz. Normalised adjusted headline earnings, after stripping out one-time items including retrenchment costs and the gain on settlement of a mandatory convertible bond, was $110m compared with $9m for the second quarter.

AngloGold Ashanti responded swiftly to a sharp drop in the gold price this year, cutting unprofitable ounces from its production base, optimising its capital expenditure and enhancing efficiency by slashing waste and improving its mine plans. The company's Executive has led a drive since the appointment of the new CEO in May, to realise targeted cuts of $460m from corporate and exploration costs, $500m from direct operating cost savings and also to reduce capital expenditure after two new projects poured their first gold in September.

"We've delivered a decisive response to the lower gold price with all operating regions showing better production and we've seen cost improvements at every level," Chief Executive Officer, Srinivasan Venkatakrishnan, said. "We'll continue driving hard to build on these early successes."

The Tropicana mine in Australia and the Kibali mine in the Democratic Republic of Congo, both produced their first gold in the last week of September, ahead of schedule and within budget. Together, these two mines are expected to contribute production of between 550,000oz to 600,000oz next year at total cash costs below our current average. While these are expected to further improve AngloGold Ashanti's overall cost profile, the company will look to continue removing unprofitable ounces from its production base in order to further improve free cash flow generation.

Corporate costs* fell by 26% from the previous quarter to $42m, expensed exploration costs dropped 30% to $55m and capital expenditure was 19% lower than the previous quarter. All-in sustaining costs**, a standard developed by the World Gold Council to represent the total cost of producing gold at a sustainable level, improved by 11% to $1,155/oz from $1,302/oz the previous quarter.

In addition to an impressive operating and financial performance, AngloGold Ashanti reported a record safety performance with an all-injury frequency rate of 6.65 per million hours worked. There were no fatalities reported at the deep South African underground gold mines during the quarter, and the Vaal River Operations maintained their record safety performance, with more than 14 months since its last fatal accident.

Adjusted headline earnings for the third quarter were $576m, compared with a loss of $135m the previous quarter.

	Q2'2013	Q3'2013	Improvement?	Quantum of improvement
Gold Price received	US$1,421/oz	US$1,327/oz	No	(7%)
Gold Production	935,000oz	1,043,000oz	Yes	12%
Total cash costs	$898/oz	$809/oz	Yes	10%
Corporate & marketing*	$57m	$42m	Yes	26%
Exploration & evaluation	$79m	$55m	Yes	30%
Capital Expenditure	$556m	$448m	Yes	19%
All-in sustaining ** (WGC standard) ***	$1,302/oz	$1,155/oz	Yes	11%
Cash inflow from operating activities	$140m	$319m	Yes	128%
Free cash outflow	$497m	$205m	Yes	59%

* Including administration, marketing and other expenses; ** Excluding second quarter stockpile impairments;
*** World Gold Council Standard.

SPONSOR: UBS South Africa (Pty) Limited
ENDS

[1]Both cost and production estimates are subject to unfavourable revisions in light of recent labour-related challenges in South Africa. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the risk factors in the prospectus supplement to AngloGold Ashanti's prospectus dated 17 July 2012, that was filed with the Securities and Exchange Commission ("SEC") on 26 July 2013 and is available at the SEC's home page at http://www.sec.gov.

CONTACTS:

Media:	Tel:	E-mail:
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors:

Andrea Maxey (Investors & Media)	+61 8 9425 4603/ +61 400 072 199	amaxey@anglogoldashanti.com.au
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries		investors@anglogoldashanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 6, 2013

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary